Contact

www.linkedin.com/in/ted-swartzbaugh-83245a68 (LinkedIn)

Top Skills

Textiles
Merchandising
Retail

Languages

Spanish

Ted Swartzbaugh

Co-Owner at Tarpestry
Sugar Grove, North Carolina, United States

Summary

Tarpestry is a brand that creates products built for the outdoors. We focus on durability, function, and aesthetics. Tarpestry has the ability for co-branding opportunites. I can help facilitate other brands and companies putting their logos and images on outdoor water repellent blankets that double as tarps. For more information about getting your brand or organization on our signature product the 'Tarpestry' please contact me at Ted@tarpestry.com
To check out more information about our product and services please check our cobranding section on our website - https://tarpestry.com/custom/

Experience

Tarpestry

15 years 10 months

Co-Owner

January 2011 - Present (15 years 10 months)
Greater Asheville

General operations manager
Production management
Social media Management
Shipping and Logistics
Sales and retail
Cobranding ambassador

Operations Manager

January 2011 - Present (15 years 10 months)
Greater Asheville

Chief Operations Officer
Production Management
Social Media Management
Co-branding ambassador
Logistics

Co-Owner
January 2011 - January 2011 (1 month)
Greater Asheville

Operations Management

Cobranding ambassador

Social Media Management

Retail Sales

Manufacturing

Tarpestry, LLC
Owner operator
January 2011 - Present (15 years 10 months)
Denver, CO

social media and marketing management, accounting, production and manufacturing management, finishing and shipping

Taboot
Screen Printer
August 2008 - October 2010 (2 years 3 months)
Denver

Learned the skill set of screen printing. I also developed knowledge and understanding of small business operations by observing my bosses/peers as they ran and operated their small screen printing business. This job helped with my understanding of the retail market possibilities in the music industry.

Elway's Steakhouse
Head line cook
September 2008 - May 2010 (1 year 9 months)

Developed the skills of teamwork, team leading, precise cooking with precise timing under high stress environment. The craziest accomplishment at Elway's was serving over 600 patrons for Easter morning in a 3.5 hour timeframe. Thats around 3 plates a minute.

Avant Garde
1 year

Bassist
2003 - 2004 (1 year)

try to play the most random licks of all instruments present

Bassist
2003 - 2004 (1 year)

Education

Appalachian State University

BA, Philosophy · (2006 - 2008)

James Madison University

· (2004 - 2006)

High Point Central High